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First Investors Tax Exempt Funds  N-SAR June 30, 2008
Sub-Item 77D (g)

The Board of Trustees of the First Investors Tax Exempt Funds approved a change to the policies of each insured series of the Funds (each, an "Insured Fund"). Effective May 1, 2008, the policies of each Insured Fund provide that, under normal circumstances, the Insured Fund will invest at least 80% of its net assets in securities that are insured as to timely payment of principal and interest by insurance companies that are rated as investment grade, at the time the securities are purchased, by at least one nationally recognized statistical rating organization ("NRSRO").